OUTLAW SOAPS, INC

Financial Statements: 2022 - 2023

PREPARED ON JANUARY 22, 2023 | UNAUDITED

Table of Contents

Income Statement

Description	2023	2023 % of Total Revenue	2022	2022 % of Total Revenue
Revenue				
Online Sales	2,127,794.43	95.3%	3,503,527.30	92%
Wholesale Sales	103,513.45	4.6%	307,508.51	8%
Total Revenue	*2,231,307.88*	*100%*	*3,811,035.81*	*100%*
Expenses				
Cost of Goods Sold (COGS)	1,228,935.57	55%	2,356,910.88	62%
Customer Acquisition	317,542.21	14%	1,015,953.46	26.7%
General & Administrative (G&A)	324,639.81	14.5%	547,225.85	14%
Personnel	484,891.46	22%	644,835.97	17%
Total Expenses	*2,356,009.05*	*105%*	*4,564,926.16*	*120%*
Income/Loss	**-124,407.85**		**-753,890.35**	
Other Income / Expenses	**56,319.52**		**-110,040.23**	
Net Income/Loss	**-68,088.33**		**-863,930.58**	

Balance Sheet

Description	2023	2022
Assets	**494,390.39**	**818,617.40**
Liabilities	1,109,875.30	1,313,202.16
Equity	-615,484.91	-494,584.76
Total Liabilities & Equity	**494,390.39**	**818,617.40**

Outlaw Soaps, Inc

Detailed Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 //Bank accounts & Cash//	4,635.76
10001 Chase Checking 3213	2,625.61
10002 Chase Checking 1789 Inc	11,207.40
10004 Paypal Bank	5,023.26
Total 10000 //Bank accounts & Cash//	23,492.03
Total Bank Accounts	23,492.03
Accounts Receivable	
10009 Accounts Receivable (A/R)	1,740.23
Total Accounts Receivable	1,740.23
Other Current Assets	
11000 //Other Current Assets//	
11003 Shopify Carried Balances	16,239.34
11004 Shopify Clearing Account	129,525.66
11006 Prepaid Expenses	6,151.39
Total 11000 //Other Current Assets//	151,916.39
11005 Faire Clearing Account	122.29
11050 //Inventory Asset//	0.00
11051 Packaging Supplies	153,702.89
11052 Raw Materials	59,255.78
11053 Goods Ready for Sale	32,697.88
11054 //Inventory Asset//Work in Process	6,904.84
11056 Inventory In-Transit	1,628.29
11057 Shipping Supplies	3,780.38
Total 11050 //Inventory Asset//	257,970.06
Total Other Current Assets	410,008.74

Total Current Assets	435,241.00
Fixed Assets	
12000 //Fixed Assets//	
12001 //Computer Equipment//	498.38
12009.1 Company Trailer	13,600.00
12009.2 Accumulated Depreciation - trailer	-6,986.76
Total 12009.1 Company Trailer	6,613.24
Total 12000 //Fixed Assets//	7,111.62
12010 //Intangible Assets//	60,313.50
12011 Accumulated Amortization	-15,342.73
Total 12010 //Intangible Assets//	44,970.77
Total Fixed Assets	52,082.39
Other Assets	
13000 Security Deposits	7,067.00
Total Other Assets	7,067.00
TOTAL ASSETS	494,390.39
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20010 Accounts Payable (A/P)	67,479.08
Total Accounts Payable	67,479.08
Credit Cards	
20000 //Credit Cards//	
20001 Amex Gold 8008	79,400.86
20002 Amex Blue 4002	38,021.33
20003 Amex Blue Cash	42,436.81
Total 20000 //Credit Cards//	159,859.00
Total Credit Cards	159,859.00
Other Current Liabilities	
21000 //Other Current Liabilities//	
21001 Amazon Loans	59,815.16
21005 Employer Benefit Liabilities	12,259.20

21007 Kiva Loan	6,670.44
21010 Sales Tax Payable	-50.48
21011 Shopify Gift Card Liabilities	-1,456.96
Total 21000 //Other Current Liabilities//	77,237.36
Total Other Current Liabilities	77,237.36
Total Current Liabilities	304,575.44
Long-Term Liabilities	
21003 CDC Small Business Loan	51,108.06
21015 Paypal Loan	77,664.82
21016 Marcus Business Line of Credit	102,606.84
21017 Access Community Capital	150,000.00
22000 Long Term Liabilities	
22002 SBA EIDL Loan	423,920.14
Total 22000 Long Term Liabilities	423,920.14
Total Long-Term Liabilities	805,299.86
Total Liabilities	1,109,875.30
Equity	
30000 //Equity//	
30001 Additional Paid-in Capital	1,689,634.40
30002 External Capital	1,395,278.68
30006 Capital Issuance Cost	-134,318.46
30007 Par Value - PS1	30.00
30008 Par Value - PS2	2.00
30009 Par Value - PS3	3.00
Total 30000 //Equity//	2,950,629.62
30005 Opening Balance Equity	90.00
31000 Retained Earnings	-3,498,116.20
Net Income	-68,088.33
Total Equity	**615,484.91**
TOTAL LIABILITIES AND EQUITY	**494,390.39**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 //Bank accounts & Cash//	1,881.76
10001 Chase Checking 3213	4,989.92
10002 Chase Checking 1789 Inc	94,907.28
10004 Paypal Bank	7,156.09
Total 10000 //Bank accounts & Cash//	108,935.05
Total Bank Accounts	108,935.05
Accounts Receivable	
10009 Accounts Receivable (A/R)	1,995.81
Total Accounts Receivable	1,995.81
Other Current Assets	
11000 //Other Current Assets//	
11001 Amazon Carried Balances	4,126.53
11003 Shopify Carried Balances	30,897.57
11004 Shopify Clearing Account	44,468.93
11006 Prepaid Expenses	11,404.95
Total 11000 //Other Current Assets//	90,897.98
11005 Faire Clearing Account	9,860.66
11050 //Inventory Asset//	0.00
11051 Packaging Supplies	193,032.67
11052 Raw Materials	108,604.93
11053 Goods Ready for Sale	171,673.43
11054 //Inventory Asset//Work in Process	21,986.80
11055 Internal Freight	21,932.61
11056 Inventory In-Transit	4,128.74
11057 Shipping Supplies	19,364.79

Total 11050 //Inventory Asset//	540,723.97
Total Other Current Assets	641,482.61
Total Current Assets	**752,413.47**
Fixed Assets	
12000 //Fixed Assets//	
12009.1 Company Trailer	13,600.00
12009.2 Accumulated Depreciation - trailer	-4,266.72
Total 12009.1 Company Trailer	9,333.28
Total 12000 //Fixed Assets//	9,333.28
12010 //Intangible Assets//	60,313.50
12011 Accumulated Amortization	-10,509.85
Total 12010 //Intangible Assets//	49,803.65
Total Fixed Assets	59,136.93
Other Assets	
13000 Security Deposits	7,067.00
Total Other Assets	7,067.00
TOTAL ASSETS	818,617.40
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20010 Accounts Payable (A/P)	158,366.29
Total Accounts Payable	158,366.29
Credit Cards	
20000 //Credit Cards//	
20001 Amex Gold 8008	40,415.70
20002 Amex Blue 4002	21,144.94
20003 Amex Blue Cash 4009	15,421.87
20005 Divvy Credit Card	1,638.29
Total 20000 //Credit Cards//	78,620.80
Total Credit Cards	78,620.80
Other Current Liabilities	
21000 //Other Current Liabilities//	

21001 Amazon Loans	106,000.00
21005 Employer Benefit Liabilities	6,861.18
21007 Kiva Loan	10,416.63
21010 Sales Tax Payable	26,903.45
21012 Accrued Expenses	14,457.79
21020 Deferred Rent	10,424.00
Total 21000 //Other Current Liabilities//	175,063.05
Total Other Current Liabilities	175,063.05
Total Current Liabilities	412,050.14
Long-Term Liabilities	
21003 CDC Small Business Loan	64,032.63
21014 Shopify Loan	320,298.55
21016 Marcus Business Line of Credit	87,524.00
22000 Long Term Liabilities	
22002 SBA EIDL Loan	429,296.84
Total 22000 Long Term Liabilities	429,296.84
Total Long-Term Liabilities	901,152.02
Total Liabilities	$1,313,202.16
Equity	
30000 //Equity//	
30001 Additional Paid-in Capital	1,689,634.40
30002 External Capital	1,395,278.68
30006 Capital Issuance Cost	-134,318.46
30007 Par Value - PS1	30.00
30008 Par Value - PS2	2.00
30009 Par Value - PS3	3.00
Total 30000 //Equity//	2,950,629.62
30005 Opening Balance Equity	90.00
31000 Retained Earnings	-2,581,373.80
Net Income	-863,930.58
Total Equity	**-494,584.76**
TOTAL LIABILITIES AND EQUITY	**818,617.40**

Statement of Changes in Equity

Particulars	2023	2022
Shareholders' Equity	2,950,629.62	2,950,629
Retained Earnings	-3,498,116.20	-2,581,373.80
Accumulated OCI	0	0
Total Equity	**-547,486.58**	**369,255.82**
Net Income/Loss	-68,088.33	-863,930.58
Balance at 12/31	**-547,486.58**	**369,255.82**

Cash Flows

Description	2023 ($)	2022 ($)
Operating Activities		
Net Income	-58,794.54	-863,930.58
Adjustments	152,160.99	524,411.54
Net cash provided by (used in) operating activities	**93,366.45**	**-339,519.04**
Investing Activities		
Fixed Assets	- 498.38	0
Intangible Assets / Intellectual Property	0	-13,560.50
Net cash used in investing activities	**-498.38**	**-13,560.50**
Financing Activities		
Loans Repaid	-232,714.95	-100,342.54
Loans Received	127,275.68	297,417.44
Net cash provided by (used in) financing activities	**-105,439.27**	**197,074.90**
Net Increase (Decrease) in Cash and Cash Equivalents		
Beginning	108,935.05	155,702.61
End	43,552.03	108,935.05
Net Increase (Decrease) in Cash and Cash Equivalents	**-65,383.02**	**-46,767.56**

Notes to Financial Statements

ORGANIZATION AND PURPOSE

Outlaw Soaps, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a fragrance manufacturing operation and derives revenue from selling fragrance products and toiletries through liveoutlaw.com, Amazon.com, wholesale, and in-person events.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with GAAP.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less.

d) Legal Fees

Legal fees on the balance sheet consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.